UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

Solicitation/Recommendation Statement under Section 14(d)(4)

of the Securities Exchange Act of 1934

(Amendment No. 1)

INDEVUS PHARMACEUTICALS, INC.

(Name of Subject Company)

INDEVUS PHARMACEUTICALS, INC.

(Names of Persons Filing Statement)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

454072109

(CUSIP Number of Class of Securities)

Glenn L. Cooper, M.D.

Chief Executive Officer and Chairman

Indevus Pharmaceuticals, Inc.

33 Hayden Ave.

Lexington, Massachusetts 02421-7966

(781) 861-8444

(Name, address and telephone numbers of person authorized to receive notices and communications on behalf of the persons filing statement)

With copies to:

Josef B. Volman, Esq.

Burns & Levinson LLP

125 Summer Street

Boston, Massachusetts 02110

(617) 345-3000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 1 amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 filed on January 7, 2009 (the “Schedule 14D-9”) with the Securities and Exchange Commission (the “SEC”) by Indevus Pharmaceuticals, Inc., a Delaware corporation (the “Company”). The Schedule 14D-9 relates to the offer by BTB Purchaser Inc. (“Purchaser”), a Delaware corporation and a direct wholly-owned subsidiary of Endo Pharmaceuticals Holdings Inc., a Delaware corporation (“Parent”), to purchase all of the issued and outstanding shares of common stock, par value $0.001 per share, of the Company at a purchase price of $4.50 per Share, net to the seller in cash (less any required withholding taxes and without interest), plus contractual rights to receive up to an additional $3.00 per Share in contingent cash consideration payments (less any required withholding taxes) payable in the future upon achievement of certain milestones related to NEBIDO® (in development for hypogonadism) and the octreotide implant (in development for acromegaly and carcinoid syndrome), two of the Company’s primary product candidates, upon the terms and subject to the conditions set forth in the Offer to Purchase dated January 7, 2009, as amended or supplemented from time to time, and the related Letter of Transmittal.

Except as otherwise indicated, the information set forth in the Schedule 14D-9 remains unchanged.

Item 9.	Exhibits.

Item 9 of the Schedule 14D-9 is hereby amended and supplemented as follows:

Exhibit No.	Description

(a)(1)	Offer to Purchase dated January 7, 2009 (incorporated by reference to Exhibit (a)(1)(A) to the Schedule TO filed on January 7, 2009).

(a)(2)	Letter of Transmittal dated January 7, 2009 (incorporated by reference to Exhibit (a)(1)(B) to the Schedule TO filed on January 7, 2009).

(a)(3)	Press release issued by the Company dated January 5, 2009 (incorporated by reference to the Company’s Form 8-K filed January 6, 2009).

(a)(4)	Letter to Stockholders of the Company, dated January 7, 2009. *

(a)(5)	Form of Notice of Guaranteed Delivery (incorporated by reference to Exhibit (a)(1)(C) to the Schedule TO filed on January 7, 2009).

(a)(6)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit (a)(1)(D) to the Schedule TO filed on January 7, 2009).

(a)(7)	Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit (a)(1)(E) to the Schedule TO filed on January 7, 2009).

(a)(8)	Internal Revenue Service Form W-9 (Request for Taxpayer Identification Number and Certification), including instructions for completing the form (incorporated by reference to Exhibit (a)(1)(F) to the Schedule TO filed on January 7, 2009).

(a)(9)	Form of summary advertisement, published January 7, 2009 in The Wall Street Journal (incorporated by reference to Exhibit (a)(1)(H) to the Schedule TO filed on January 7, 2009).

(a)(10)	Indevus Pharmaceuticals, Inc. – Information Regarding Certain Employee Rights. **

(e)(1)(i)	Agreement and Plan of Merger, dated as of January 5, 2009, among the Company, Purchaser and Parent (incorporated by reference to the Company’s Form 8-K filed January 6, 2009).

(e)(1)(ii)	Amendment to Agreement and Plan of Merger, dated as of January 7, 2009, among the Company, Purchaser and Parent. *

(e)(2)(A)(i)	Form of Amended and Restated Employment Agreement by and between the Company and Glenn L. Cooper, M.D. effective as of October 1, 2007 (incorporated by reference to the Company’s Form 8-K filed November 30, 2007).

Exhibit No.	Description

(e)(2)(A)(ii)	Form of Amendment to Amended and Restated Employment Agreement by and between the Company and Glenn L. Cooper, M.D. effective as of December 19, 2008. *

(e)(2)(B)	Executive Retirement Agreement by and between the Company and Glenn L. Cooper, M.D. dated March 3, 2008, as amended (incorporated by reference to the Company’s Form 8-K filed March 7, 2008 and Form 8-K filed June 16, 2008).

(e)(2)(C)(i)	Form of Amended and Restated Employment Agreement by and between the Company and Michael W. Rogers effective as of October 1, 2007 (incorporated by reference to the Company’s Form 8-K filed November 30, 2007).

(e)(2)(C)(ii)	Form of Amendment to Amended and Restated Employment Agreement by and between the Company and Michael W. Rogers effective as of December 19, 2008. *

(e)(2)(D)(i)	Form of Retention Agreement by and between the Company and Michael W. Rogers dated April 11, 2008 (incorporated by reference to the Company’s Form 8-K filed April 15, 2008).

(e)(2)(D)(ii)	Form of Amendment to Retention Agreement by and between the Company and Michael W. Rogers dated October 20, 2008. *

(e)(2)(E)(i)	Form of Amended and Restated Employment Agreement by and between the Company and Noah D. Beerman effective as of October 1, 2007 (incorporated by reference to the Company’s Form 8-K filed November 30, 2007).

(e)(2)(E)(ii)	Form of Amendment to Amended and Restated Employment Agreement by and between the Company and Noah D. Beerman effective as of December 19, 2008. *

(e)(2)(F)(i)	Form of Retention Agreement by and between the Company and Noah D. Beerman dated April 11, 2008 (incorporated by reference to the Company’s Form 8-K filed April 15, 2008).

(e)(2)(F)(ii)	Form of Amendment to Retention Agreement by and between the Company and Noah D. Beerman dated October 20, 2008. *

(e)(2)(G)(i)	Form of Amended and Restated Employment Agreement by and between the Company and Mark S. Butler effective as of October 1, 2007 (incorporated by reference to the Company’s Form 8-K filed November 30, 2007).

(e)(2)(G)(ii)	Form of Amendment to Amended and Restated Employment Agreement by and between the Company and Mark S. Butler effective as of December 19, 2008. *

(e)(2)(H)(i)	Form of Amended and Restated Employment Agreement by and between the Company and Bobby W. Sandage, Jr. effective as of October 1, 2007 (incorporated by reference to the Company’s Form 8-K filed November 30, 2007).

(e)(2)(H)(ii)	Form of Amendment to Amended and Restated Employment Agreement by and between the Company and Bobby W. Sandage, Jr. effective as of December 19, 2008. *

(e)(2)(I)(i)	Form of Retention Agreement by and between the Company and Bobby W. Sandage, Jr. dated April 11, 2008 (incorporated by reference to the Company’s Form 8-K filed April 15, 2008).

(e)(2)(I)(ii)	Form of Amendment to Retention Agreement by and between the Company and Bobby W. Sandage, Jr. dated October 20, 2008. *

(e)(3)	Form of Stockholder Tender Agreement (incorporated by reference to the Company’s Form 8-K filed January 6, 2009).

(e)(4)	Form of Confidentiality Agreement by and between the Company and Parent dated September 30, 2008. *

Annex A	Opinion of UBS Securities LLC dated January 5, 2009.*

Annex B	Information Statement of the Company dated as of January 7, 2009.*

*	Previously filed.
**	Filed herewith.

SIGNATURE

After due inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

INDEVUS PHARMACEUTICALS, INC.

By:	/s/ Glenn L. Cooper, M.D.
Name: Glenn L. Cooper, M.D. Title: Chairman and Chief Executive Officer

Dated: January 12, 2009